SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2008

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form  20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Date: 2 June 2008

Number of reports in announcement: 1

DISCLOSURE DIRECTOR’S DETAILS – Michael McLintock

Director’s other publicly quoted directorships

As required by Listing Rule 9.6.14, we confirm the following change to the information disclosed in respect of Mr McLintock, executive director of Prudential plc:

Directorships held in publicly quoted companies pursuant to Listing Rule 9.6.13(1)

Past Directorships

Mr McLintock retired from the Board of Close Brother Group plc as a non-executive director on 29 May 2008.

Additional information:

Prudential plc is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America.

-ENDS-

Contact name for Enquiries

Sylvia Edwards

Assistant Group Secretary

020 7548 3826

Company official responsible for making notification

Susan Henderson

Deputy Group Secretary

020 7548 3805

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 02, 2008

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ SUSAN HENDERSON
Susan Henderson
Deputy Group Secretary